Exhibit 99.1

BiondVax Announces First Quarter 2021 Financial Results and Provides Business Update

Jerusalem, Israel – June 23, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses, today published its first quarter financial results for the quarter ended March 31, 2021. A summary is included in the tables below.

First Quarter 2021 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.334 (NIS/$US), the rate as of the close of business on March 31, 2020.

●	Total operating expenses were NIS 6.7 million ($2.0 million) compared with NIS 20.0 million for the first quarter of 2020

●	Out of the operating expenses, first quarter R&D expenses amounted to NIS 2.75 million ($0.83 million) compared with NIS 19.0 million for the first quarter of 2020

The decrease in total operating expenses, including the R&D expenses, compared to the first quarter of 2020 was primarily attributable to expenses related to a Phase 3 clinical trial and related operations at our manufacturing facility. As previously reported, the trial concluded in Q4 2020. As of March 31, 2021, BiondVax had cash and cash equivalents of NIS 48.6 million ($14.6 million) as compared to NIS 9.4 million as of December 31, 2020. The increase was primarily attributable to a follow-on offering on Nasdaq conducted by the Company in February 2021, providing net proceeds of approximately $12.8 million after fees and underwriter discounts. As previously reported, as of May 12, 2021, the Company had cash and cash equivalents of NIS 46 million (approximately $14 million).

Q1 Business Highlights

●	New CEO appointed: Mr. Amir Reichman, a GSK veteran, began serving as BiondVax’s CEO
●	BiondVax’s new mission announced: To develop, manufacture and ultimately commercialize products for the prevention and treatment of infectious diseases and related illnesses
●	Reviewing opportunities: Continuing to analyze potential opportunities towards the creation of a diversified pipeline of products and platforms
●	Successful financing: Follow-on offering on Nasdaq providing net proceeds of approximately $12.8 million after fees and underwriter discounts
●	Investor Relations: Engaged Edison Group to support our upcoming global investor relations outreach activities

About BiondVax

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV) is a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses. The Company had been developing M-001, a novel influenza vaccine candidate that was designed to provide multi-strain and multi-season protection against current and future seasonal and pandemic influenza. In seven Phase 1/2 and Phase 2 clinical trials designed to test for immunogenicity, the Company was able to demonstrate M-001 was effective in stimulating an immune response to a broad range of influenza virus strains. In October 2020, the Company completed a Phase 3 clinical trial of M-001 which failed to meet the trial’s primary and secondary efficacy endpoints. The Company is now pursuing opportunities in the infectious disease space towards development of a pipeline of diversified products and platforms.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green | +1 646 201 9246 | kgreen@edisongroup.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements, including statements regarding future business strategies that BiondVax may explore. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001 or implement a strategy that will diversify BiondVax’s risk, and, if executed, may not be successful; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2021. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

BALANCE SHEETS

In thousands, except share and per share data

					Convenience
					Translation
	December 31,	March 31,			March 31,
	2020	2020	2021		2021
	Audited	Unaudited			Unaudited
		N I S			U.S. dollars
CURRENT ASSETS:

Cash and cash equivalents	9,421	42,505	48,577		14,570
Other receivables	1,204	1,540	481		144

	10,625	44,045	49,058		14,714
LONG-TERM ASSETS:
Property, plant and equipment	39,607	35,989	39,252		11,773
Right-of-use assets	6,206	6,899	5,978		1,793
Other long-term assets	473	899	436		131

	46,286	43,787	45,666		13,697

	56,911	87,832	94,724		28,411

CURRENT LIABILITIES:
Trade payables	1,868	3,278	2,085		625
Operating lease liabilities	654	684	641		192
Loan from others	60,421	-	62,346		18,700
Other payables	1,246	807	1,640		492

	64,189	4,769	66,712		20,009
LONG-TERM LIABILITIES:
Liability in respect of government grants	-	12,991	-		-
Operating lease liabilities	6,088	6,641	5,978		1,793
Loan from others	-	117,784	-		-
Warrants	-	6,861	-		-
Other payables	1,135	-	1,135		340
Severance pay liability, net	95	90	95		29

	7,318	144,367	7,208		2,162
SHAREHOLDERS' EQUITY:
Ordinary shares of no par value: Authorized: 700,000,000 shares at March 31, 2021 (unaudited) and 600,000,000 at March 31, 2020 (unaudited) and December 31, 2020; Issued and outstanding: 573,285,824 shares at March 31, 2021 (unaudited) 410,213,977 shares at March 31, 2020 (unaudited), and 461,285,824 shares at December 31, 2020	*)-	*)-		*)-		*)-
Share premium	310,197	262,729	353,783		106,114
Accumulated deficit	(324,793)	(324,033)	(332,979)		(99,874)

	(14,596)	(61,304)	20,804		6,240

	56,911	87,832	94,724		28,411

*)  Represents less than 1 NIS\USD

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

				Convenience translation
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2020	2020	2021	2021
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars

Operating expenses:
Research and development, net of participations	51,463	19,068	2,750	825
Marketing, general and administrative	16,687	981	4,005	1,201
Other income	(75,484)	-	-	-

Total operating expenses (income)	(7,334)	20,049	6,755	2,026
				-
Operating income (loss)	7,334	(20,049)	(6,755)	(2,026)

Financial income	3,843	16,502	1,182	354
Financial expense	(15,632)	(148)	(2,613)	(784)

Net loss and total comprehensive loss	(4,455)	(3,695)	(8,186)	(2,456)
Basic and Diluted net loss per share	(0.01)	(0.01)	(0.02)	(0.005)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	443,260,878	408,596,752	530,840,391	530,840,391

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